Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Nine Months Ended September 30, 2010	Three Months Ended September 30, 2010

Earnings before income taxes	$ 4,316	$ 1,683

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(438)	(187)
Dividends from less than 50% owned affiliates	219	219
Fixed charges	872	290
Interest capitalized, net of amortization	19	7

Earnings available for fixed charges	$ 4,988	$ 2,012

Fixed charges:
Interest incurred (A)	$ 858	$ 285
Portion of rent expense deemed to represent interest factor	14	5

Fixed charges	$ 872	$ 290

Ratio of earnings to fixed charges	5.7	6.9

(A)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,

	2009	2008	2007	2006	2005

Earnings from continuing operations before income taxes	$4,877	$4,789	$4,678	$4,753	$4,123

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(601)	(471)	(516)	(466)	(447)
Dividends from less than 50% owned affiliates	254	249	224	193	168
Fixed charges	1,249	529	888	1,613	1,881
Interest capitalized, net of amortization	5	(9)	(5)		5

Earnings available for fixed charges	$5,784	$5,087	$5,269	$6,093	$5,730

Fixed charges:
Interest incurred (A):
Consumer products	$1,210	$ 451	$ 697	$1,283	$1,525
Financial services	20	38	54	81	107

	1,230	489	751	1,364	1,632

Portion of rent expense deemed to represent interest factor	19	40	137	249	249

Fixed charges	$1,249	$ 529	$ 888	$1,613	$1,881

Ratio of earnings to fixed charges (B)	4.6	9.6	5.9	3.8	3.0

(A)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

(B)

Computation includes interest incurred and the portion of rent expense deemed to represent the interest factor from the discontinued operations of Philip Morris International Inc. and Kraft Foods Inc. in fixed charges. Excluding these amounts from fixed charges, the ratio of earnings to fixed charges from continuing operations would have been 12.5, 9.5, 7.6, and 5.7 for the years ended December 31, 2008, 2007, 2006, and 2005, respectively.